UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             CIRALIGHT GLOBAL, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   17254Q 109
                                 (CUSIP Number)

                                 Frederick Feck
                                570 E. Parkridge
                                    Suite 112
                            Corona, California 92879
                                 (877) 520-5005
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 29, 2010
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 17254Q 109                                           Page 2 of 5 Pages
--------------------                                           -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Frederick Feck
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF 00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     600,000 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       600,000 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    600,000 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.30% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 17254Q 109                                           Page 3 of 5 Pages
--------------------                                           -----------------


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $0.001 par value, of Ciralight Global, Inc., a Nevada corporation ("Ciralight" or the "Issuer"). The address of Ciralight's principal office is 670 E. Parkridge, Suite 112, Corona, California 92879

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Frederick Feck

     (b)  Business Address

          670 E. Parkridge, Suite 112, California 92879.

     (c)  Present Principal Occupation

          Mr. Feck is the Corporate Secretary and a member of the Board of Directors of Ciralight Global, Inc.

     (d) During the last five years, Mr. Feck has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Feck has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Feck acquired 400,000 shares of Ciralight Common Stock in exchange for services rendered. He acquired an additional 200,000 shares of Common Stock upon conversion of a Convertible Note in principal amount of $48,507.29.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 17254Q 109                                           Page 4 of 5 Pages
--------------------                                           -----------------


ITEM 4. PURPOSE OF TRANSACTION

All of shares described in Item 3, above, were acquired for investment purposes by Mr. Feck. Mr. Feck currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Ciralight or the disposition of securities of Ciralight;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ciralight or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Ciralight or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Ciralight, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Ciralight;

     (f) Any other material change in Ciralight's business or corporate structure;

     (g) Changes in Ciralight's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ciralight by any person;

     (h) Causing a class of securities of Ciralight to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Ciralight becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 11,312,446 shares of Ciralight Common Stock outstanding. Mr. Feck beneficially owns 600,000 shares of Ciralight Common Stock or approximately 5.30% of Ciralight's issued and outstanding Common Stock.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 17254Q 109                                           Page 5 of 5 Pages
--------------------                                           -----------------


     (b)  Power to Vote and Dispose

          Mr. Feck has sole dispositive and voting power over these 600,000 shares.

     (c)  Transactions within the Past 60 Days

          Mr. Feck has not engaged in any transactions in common stock of Ciralight during the past sixty days.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e) Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                September 3, 2010
                                                --------------------------------
                                                (Date)

                                                /s/ Frederick Feck
                                                --------------------------------
                                                Signature

                                                Frederick Feck
                                                --------------------------------
                                                Name